Filed with the Securities and Exchange Commission on May 29, 2003

Securities Act Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UMPQUA HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

Oregon	**000-25597**	**93-1261319**
(State of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

200 SW Market Street, Portland, Oregon	**97201**
(Address of principal executive offices)	(Zip Code)

2003 STOCK INCENTIVE PLAN
(Full title of the plan)

Raymond P. Davis, President and Chief Executive Officer
Umpqua Holdings Corporation
200 SW Market Street
Portland, Oregon 97201
(503) 546-2499
(Name, address and telephone number of agent for service)

Copies to:
Kenneth E. Roberts, Esq.
Foster Pepper Tooze LLP
101 S.W. Main St., 15th Fl.
Portland, Oregon 97204

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Number of Shares Being Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	2,000,000	$18.90	$37,800,000	$3061.80

(1) The shares of common stock represent the number of shares with respect to which options may be granted under the 2003 Stock Incentive Plan. In addition, pursuant to Rule 416, this Registration Statement also covers an indeterminate number of additional shares that may be issuable as a result of the anti-dilution provisions of the 2003 Stock Incentive Plan.
(2) The maximum offering price for the shares cannot presently be determined as the offering price is established at the time options are granted. Pursuant to Rule 457(h), the offering price is estimated based on the reported sale prices for the common stock on NASDAQ on May 23, 2003, and the maximum offering price is calculated solely for the purpose of determining the Registration Fee.

PART I-INFORMATION REQUIRED IN THE SECTION 10(a) PROPSPECTUS

In accordance with the instructions to Part I of Form S-8, the information required to be set forth in Part I of Form S-8 has been omitted from this Registration Statement.

PART II-INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The following documents filed by Umpqua Holdings Corporation (the "Company") are incorporated by reference in this registration statement:

(a)   The Company's annual report on Form 10-K filed with the Commission on March 31, 2003.

(b)   All other reports of the Company filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since December 31, 2002.

(c)   The description of the common contained in Amendment No. 1 to the registration statement filed with the SEC on Form S-4 on September 30, 2002 (Registration Number 333-99301).

All documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this registration statement from the date of filing of such documents.

Item 4.   Description of Securities.

Not Applicable.

Item 5.   Interests of Named Experts and Counsel.

Foster Pepper Tooze LLP, special counsel to the Company, is passing upon the validity of the common stock being registered. A partner of Foster Pepper Tooze LLP owns approximately 33,000 shares of common stock.

Item 6.   Indemnification of Directors and Officers.

As an Oregon corporation, Umpqua is subject to the provisions of the Oregon Business Corporation Act (the "OBCA"). The OBCA permits a corporation to indemnify an individual who is made a party to a proceeding because such individual is or was a director of the corporation against liability incurred in the proceeding if:

- His or her conduct was in good faith;
- He or she reasonably believed that his or her conduct was in the corporation's best interest, or at least not opposed to the corporation's best interests; and
- In the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Unless a corporation's articles of incorporation provide otherwise, indemnification is mandatory if the director is wholly successful on the merits or otherwise in such a proceeding, or if a court of competent jurisdiction orders the corporation to indemnify the director. Umpqua's articles of incorporation do not limit the statutory right to indemnification.

Under the OBCA, a corporation may not, however, indemnify the individual if the individual was adjudged liable:

- to the corporation in a proceeding by or in the right of the corporation; or
- in any proceeding charging improper personal benefit on the basis that he or she improperly received a personal benefit.

The OBCA also provides that a corporation's articles of incorporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for:

- any breach of the directors' duty of loyalty to the corporation or its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- any unlawful distribution; or
- any transaction from which the director derived an improper personal benefit.

Umpqua's articles of incorporation provide that we will indemnify our directors and officers against reasonable expenses(including attorney fees), judgments, fines, penalties, excise taxes or settlement payments incurred or suffered by reason of service as a director or officer or at Umpqua's request as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Umpqua's articles of incorporation limit monetary liability of our directors for their conduct as directors to the fullest extent permitted under the OBCA. If the OBCA is amended to further limit the directors' liability, Umpqua's articles would incorporate such amendment on its effective date.

Item 7.   Exemption from Registration Claimed.

Not Applicable.

Item 8.   Exhibits.

The exhibits required by Item 601 of Regulation S-K being filed herewith or incorporated herein by this reference are as follows:

<u>Exhibits</u>

4	Specimen Stock Certificate*
5.1	Opinion of Foster Pepper Tooze LLP
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Foster Pepper Tooze LLP (Included in Exhibit 5.1)
24	Power of Attorney (included in this Registration Statement under "Signatures")
99.1	2003 Stock Incentive Plan**

*	Incorporated by reference to Exhibit 4 to the Company's registration statement on Form S-8 filed April 28, 1999.
**	Incorporated by reference to Appendix A to the Definitive Proxy Statement filed by the registrant on March 27, 2003.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 22nd day of May, 2003.

UMPQUA HOLDINGS CORPORATION

By: /s/ Raymond P. Davis
Raymond P. Davis, President and
Chief Executive Officer

By: /s/ Daniel A. Sullivan
Daniel A. Sullivan, Executive Vice President
and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on May 22, 2003. Each person whose signature appears below constitutes and appoints Raymond P. Davis, Daniel A. Sullivan and Allyn C. Ford his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including any and all post-effective amendments or new registration pursuant to Rule 462.

By: /s/ Raymond P. Davis
Raymond P. Davis
Director, President and Chief
Executive Officer

By: /s/ Lynn K. Herbert
Lynn K. Herbert
Director

By: /s/ Allyn C. Ford
Allyn C. Ford
Chairman of the Board of
Directors

By: /s/ Brian Obie
Brian Obie
Director

By: /s/ Dan Giustina
Dan Giustina
Director

By: /s/ David B. Frohnmayer
David B. Frohnmayer
Director

By: /s/ James D. Coleman
James D. Coleman
Director

By: /s/ Katherine Keene
Katherine Keene
Director

By:
Scott Chambers
Director

By: /s/ Richard Williams
Richard Williams
Director

By:
William Lansing
Director

By:
Gary DeStefano
Director

By:
Diana Goldschmidt
Director

EXHIBIT INDEX

Exhibit 4	Specimen Stock Certificate*
Exhibit 5.1	Opinion of Foster Pepper Tooze LLP
Exhibit 23.1	Consent of Deloitte & Touche LLP
Exhibit 23.2	Consent of Foster Pepper Tooze LLP (Included in Exhibit 5.1)
Exhibit 24	Power of Attorney (included in this Registration Statement under "Signatures")
Exhibit 99.1	2003 Stock Incentive Plan**

*   Incorporated by reference to Exhibit 4 to the Company's registration statement on Form S-8 filed April 28, 1999.

**   Incorporated by reference to Appendix A to the Definitive Proxy Statement filed by the registrant on March 27, 2003.

EXHIBIT 5.1
OPINION OF COUNSEL

May 28, 2003

Board of Directors, Umpqua Holdings Corporation
200 SW Market Street
Portland, Oregon 97201

      Re: Form S-8 Registration of Umpqua Holdings Corporation
              2003 Stock Incentive Plan

Ladies and Gentlemen:

This firm has acted as counsel to Umpqua Holdings Corporation ("Umpqua") in connection with the preparation and filing of a Registration Statement on Form S-8 (the "Registration Statement") covering the shares of Company common stock (the "Shares") to be issued upon the exercise of options and grants of restricted stock issued by Umpqua in accordance with the terms of Umpqua's 2003 Stock Incentive Plan (the "Plan"), and the agreements governing such options and grants. Umpqua's shareholders approved the Plan at the annual meeting held on April 30, 2003.

Capitalized terms not otherwise specifically defined herein have the meanings given them in the Plan.

In the course of our representation as described above, we have examined the Plan, including the Registration Statement as prepared for filing with the Securities and Exchange Commission and related documents and correspondence. We have received from officers of Umpqua having custody thereof, and have reviewed, the Articles of Incorporation and Bylaws of Umpqua, as amended to date, and excerpts from minutes of certain meetings of the Board of Directors and of the shareholders of Umpqua. We have received from the officers of Umpqua certificates containing representations concerning certain factual matters relevant to this opinion. We have received certificates from, and have made inquiries of public officials in those jurisdictions in which we have deemed it appropriate.

We have relied as to matters of fact upon the above certificates, documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all of the documents submitted to us as originals and the conformity to authentic and complete original documents submitted to us as certified or photostatic copies.

Based upon the foregoing and subject to the qualifications and exceptions heretofore and hereinafter set forth, we are of the opinion that the Shares have been duly authorized by Umpqua, and that, provided that the Registration Statement becomes and remains effective, such state and other securities laws as may be applicable have been complied with, and Umpqua has issued the Shares in the manner provided in the Plan and as described in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

This opinion is provided to you as a legal opinion only, and not as a guaranty or warranty of the matters discussed herein. Our opinion is limited to the matters expressly stated herein, and no other opinions may be implied or inferred.

This opinion is limited to the laws of the State of Oregon and applicable federal laws of the United States of America, and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Foster Pepper Tooze LLP

FOSTER PEPPER TOOZE LLP

EXHIBIT 23.1
CONSENT

[Letterhead of Deloitte & Touche LLP]

Independent Auditor's Consent

The Board of Directors
Umpqua Holdings Corporation
Roseburg, Oregon

We consent to the incorporation by reference in this Registration Statement of Umpqua Holdings Corporation on Form S-8 of our report dated February 14, 2003 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*) appearing in the Annual Report on Form 10-K of Umpqua Holdings Corporation for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
May 27, 2003